Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

June 27, 2023

VIA EDGAR

Sally Samuel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8629

Re:  Fidelity & Guaranty Life Insurance Company

Initial Registration Statement on Form S-1

File No. 333-267180

Dear Ms. Samuel:

On August 31, 2022, Fidelity & Guaranty Life Insurance Company (the “Company”) filed an initial registration statement on Form S-1 for certain individual registered indexed linked annuity contracts to be issued by the Company. On October 31, 2022, we received the Commission Staff’s comments on the initial registration statement filing (the “Initial Comments”), to which the Company responded via a correspondence filing on December 7, 2022. On January 18, 2023, your colleague, Matthew Williams, provided additional comments from the Commission Staff by telephone conference (the “January 18 Comments”). The Company responded to those comments with a second correspondence filing on February 24, 2023.

On March 9, 2023, Mr. Williams provided comments from the Commission Staff on the second correspondence filing by telephone conference. Below, please find the Commission Staff’s comments followed by the Company’s responses thereto. Contemporaneously herewith, the Company is filing a pre-effective amendment to the registration statement pursuant to Rule 472 under the Securities Act, which reflects revisions in response to the Commission Staff’s comments and includes all missing information from the registration statement, including required financial statements.

General

1.  Where a comment is made in one location, it is applicable to all disclosure appearing elsewhere in the registration statement. The Company and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the SEC Staff.

Response: The Company has made conforming changes throughout the registration statement, as appropriate.

2.  Please that confirm all missing information, including exhibits, will be added via pre-effective amendment.

Response: The registration statement has been updated to include all missing information, including exhibits, in a pre-effective amendment filed contemporaneously herewith.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under

Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

June 27, 2023 Page 2

Cover Page

3.  In the underlined text of the third paragraph, please explain supplementally why the disclosure regarding Index-Linked Interest Strategies with an Annual Lock Crediting Method states that “you could lose more than 90% of your investment,” instead of “you could lose up to 100% of your investment.”

Response: The prior draft of the disclosure stated: “In the case of Index-Linked Interest Strategies with a Buffer of 10%, you could lose up to 90% of your investment, and up to 80% of your investment in the case of Index-Linked Interest Strategies with a Buffer of 20%.” The referenced disclosure was added at the Staff’s suggestion in Comment No. 4 of the January 18 Comments to distinguish the different impact of the Buffer in the case of Index-Linked Interest Strategies with an Annual Lock Crediting Method, where the Buffer is applied on an annual basis during the Crediting Period and therefore does not provide the same level of protection for the entire Crediting Period. The Company believes that the disclosure effectively communicates the different impact of the Buffer between point-to-point Index-Linked Interest Strategies and Annual Lock Index-Linked Interest Strategies.

4.  Please add the newly-added disclosure in the fourth paragraph to the Summary and Risks sections as well: “We reserve the right to stop offering all but one of 27 Index-Linked Interest Strategies offered under this Contract. If we stop offering these strategies, you will be limited to investing in one Index-Linked Interest Strategy (the S&P 500® Index with a 1-Year Crediting Period, (Buffer Rate of 10% and a Cap). At that time, you may choose to surrender your Contract, but you may be subject to surrender charges, asset adjustment charges, taxes, and tax penalties, and if you purchase another retirement vehicle, it may have different features, fees, and risks than this Contract.”

Response: The Company has updated the disclosure as requested.

5.  In the eighth paragraph, which begins with, “Before the end of a Crediting Period…,” please add disclosure to the following effect: “You could lose up to 100% of your principal investment and previously credited Index-Linked Interest.”

Response: The Company has updated the disclosure as requested.

6.  In the tenth paragraph beginning with, “This Contract is not appropriate for investors…,” please add disclosure to the following effect: “In addition, an Index-Linked Strategy with an Annual Lock Crediting Method is not appropriate for investors who intend or need to take withdrawals during the Crediting Period, which is 6 years.”

Response: The Company has updated the disclosure as requested.

7.  In the third line of the second-to-last paragraph, please change “previously credited Index-Linked Interest” to “previously credited interest” if the term “Index-Linked Interest” is not defined on the cover page.

Response: The Company has updated the disclosure as requested.

Summary (p. 5-12)

8.  On p. 6, in the fourth line of the first full paragraph, please change “Strategy Term” to “Crediting Period.”

June 27, 2023 Page 3

Response: The Company has updated the disclosure as requested.

9.  In the same sentence, where it states, “using the old Index up until the replacement date,” please consider replacing “up until” with “as of,” and confirm supplementally that the actual value, not the Segment Interim Value, is being used on that date.

Response: The Company has updated the disclosure as requested. The Company confirms that the Index Change using the old Index will be based on the actual value of the index as of the replacement date.

10.  In the fourth and fifth sentences, which begin with “After the replacement date,…” please change “start of” to “starting,” in each place it appears.

Response: The Company has updated the disclosure as requested.

11.  At the bottom of p. 8, in the last sentence of the last full paragraph on the page, will premium taxes that may have been deducted also be returned? If so, please add a reference to premium taxes. If premium taxes are applicable, please also add disclosure advising investors to consult with their tax professional regarding the tax implications of a cancellation.

Response: Premium taxes, if applicable, are not assessed in the event of a free look, and the full amount of Premium (or Account Value, as applicable) will be returned to the Contract owner. Accordingly, the Company believes that the current disclosure is accurate and sufficient.

12.  On p. 10, in the paragraph beginning with, “How do withdrawals affect my Fixed Interest Strategy Value and Strategy Account Values?” in the second-to-last sentence of the paragraph, please add disclosure to the end of this sentence to the following effect: “…because the Strategy Base Value is what is used to calculate the Index-Linked Interest to be applied at the end of the Crediting Period.”

Response: The Company has updated the disclosure as requested.

13.  On p. 11, in first sentence of the third paragraph, please include a reference to the free withdrawal amount. Suggested disclosure is as follows: “Additionally, if you take a withdrawal (including the free withdrawal amount) from an Index-Linked Interest Strategy prior to the end of the Crediting Period…”

Response: The Company has updated the disclosure as requested.

14.  In the second-to-last sentence of the same paragraph, please change “Contract Value” to “Strategy Account Value.”

Response: The Company has updated the disclosure as requested.

15.  In the same sentence, please change “by taking a withdrawal,” to “by taking withdrawals.”

Response: The Company has updated the disclosure as requested.

16.  In the last line of the same paragraph, please add “previously credited” before “Index-Linked Interest.”

Response: The Company has updated the disclosure as requested.

17.  On p. 11, in the paragraph beginning with, “Does the Contract provide a death benefit?”

June 27, 2023 Page 4

(a)   In sub-paragraph (a), please add a closed parentheses at the end of the first sentence.

(b)   In sub-paragraph (b), please delete “the impact of.”

Response: The Company has updated the disclosure as requested.

Risk Factors (p. 13-21)

18.  On p. 13, in the second paragraph under “Liquidity Risk,” in the sixth sentence beginning with, “This will occur even if the Crediting Method…,” please delete “Crediting Method” from this list.

Response: The Company has updated the disclosure as requested.

19.  At the beginning of the third paragraph under “Liquidity Risk,” please change “Surrendering all or a portion” to “Surrendering all or withdrawing a portion.”

Response: The Company has updated the disclosure as requested.

20.  On p. 15 under “Risks relating to the BofA MP Indices,” in the first sentence of the second bullet where it states that “each has a limited operating history,” if this is true, please change the statement to “each has no operating history,” unless the Indices will be live by the time this filing is finalized.

Response: The BofA MP Indices became operational on February 7, 2023. Accordingly, the disclosure is appropriate.

21.  In the second sentence of the same bullet point, please delete the reference to “simulated historical performance.” Alternatively, please explain supplementally where the simulated historical performance may be located, e.g., a website or some other platform.

Response: The reference to simulated historical performance has been deleted.

22.  On p. 18, in the last sentence of the third paragraph, Comment No. 11, regarding the applicability of premium taxes, applies.

Response: Please see the Company’s response to Comment No. 11.

23.  On p. 18, regarding the added language of the second paragraph under “Buffer Risk,” that states that “you could lose more than 90% of your investment,” instead of “you could lose up to 100% of your investment,” please see Comment No. 3 above.

Regards: Please see the Company’s response to Comment No. 3.

24.  In the first paragraph on p. 19, in the sentence beginning with “You will not have voting rights…,” please move this sentence and the following sentence regarding dividends paid to the “Index Risk” section.

Response: The Company has updated the disclosure as requested.

25.  In the last sentence of the first paragraph under “Strategy Interim Value Risk,” please change “Contract Value” to “Strategy Account Value.” If this is the worst case scenario, please consider whether it would be more appropriate to say “entire Account Value instead of “entire Strategy Account Value.” If that change is made, please delete “in an Index-Linked Interest Strategy” in the same sentence.

June 27, 2023 Page 5

Response: The Company has updated the disclosure to refer to Strategy Account Value.

26.  At the bottom of p. 19 under “Risk That We May Eliminate or Substitute an Index,” in the sentence beginning with, “The new Index and the replaced Index…,” please change “may not be similar” to “may not be identical.” In the same sentence, please delete “attempt to.”

Response: The Company has updated the disclosure as requested.

27.  On p. 20, in the first full paragraph under “Risk That We May Eliminate an Index-Linked Interest Strategy,” in the third full sentence that was added, please change “Crediting Method” in both places to “Index-Linked Interest Strategy.”

Response: The Company has updated the disclosure as requested.

Purchase (p. 24-25)

28.  On p. 24, in the fifth paragraph:

(a)   Please consider deleting the last sentence of the paragraph stating, “See Right to Examine, below.”

(b)   At the end of the paragraph, please also add a reference to premium taxes, as applicable. See Comment No. 11 above.

Response: The Company has updated the disclosure as requested. With respect to premium taxes, please see the Company’s response to Comment No. 11.

Additional Information About the Index-Linked Interest Strategies (p. 28-38)

29.  In the paragraph at the top of p. 29, please update the reference to “year end of 2021” if new data is available.

Response: The negative adjustment to the performance of the underlying ETFs is based on historical averages from April 12, 2007 through year end 2021 and will not be updated over the life of the BofA MP Indices. Accordingly, the reference has not been updated.

30.  In the last paragraph on p. 29, please delete “or Crediting Method,” in the first line of the paragraph.

Response: The Company has updated the disclosure as requested.

31.  On p. 30, in the last line of the first paragraph, please confirm that 30 days is accurate. Earlier disclosure in the prospectus states that the Company will provide 45 days’ notice of an index change (p. 19). Please reconcile the disclosure.

Response: The Company has reconciled the disclosure to reflect that the Company will provide 45 days’ notice of an index change.

32.  In the second paragraph on p. 30:

(a)   In the first line, please delete “attempt to.”

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(b)   In the fourth line, please change “up until the replacement date” to “as of the replacement date.”

(c)   In the last two sentences, please change “start of” where it appears to “starting.”

(d)   Please revise the last sentence to state the following: “The modified starting Crediting Period value for the new Index will adjust the Index Value for the new Index on the replacement date to reflect the Index Change for the old Index from the start of the Crediting Period to the replacement date.”

Response: The Company has updated the disclosure as requested.

33.  In the example on p. 31, in the last sentence where it states that “the asset adjustment equals $49,000” please explain how is the Asset Adjustment is calculated.

Response: The Company has updated the disclosure as requested.

34.  On p. 33, in the paragraph beginning with “Performance Rate Trigger,” in the last sentence of the block of added text, please discuss premium taxes here as well, if applicable. Please also apply the same comment to the block of added text in the first paragraph on the same page. See Comment No. 11 above.

Response: Please see the Company’s response to Comment No. 11.

35.  On p. 35, in the last sentence of the bold paragraph near the bottom of the page, please delete “or performance,” and change “Withdrawals,” to lowercase “withdrawals.”

Response: The Company has updated the disclosure as requested.

36.  On p. 37, in the paragraph immediately following Example 3, please consider adding a sentence indicating showing the results in the example if such Index performance was achieved in a strategy without an annual lock feature over the same period.

Response: The Company has updated the disclosure as requested.

37.  Please confirm that the Strategy Start Dates used in all of the examples will be updated before this filing goes effective.

Response: The Company has updated the disclosure as requested.

38.  On p. 38, in the first sentence of the third paragraph under “Impact of Withdrawals from Index-Linked Interest Strategies,” please delete everything after “reduction in your Strategy Account Value.”

Response: The Company has updated the disclosure as requested.

Access to Your Money During the Accumulation Phase (p. 40-46)

39.  On p. 44, in the first line under “Required Minimum Distribution Waiver,” please confirm that the “If approved in your state” language is accurate. Are approved states listed in the state variation appendix?

Response: As not all states will approve all such waivers, the language is accurate. The state variation index will indicate any states where the feature is not available.

Taxes (p. 52-58)

June 27, 2023 Page 7

40.  On p. 54, in the paragraph beginning with “Limits on Annual Contributions,” please update the disclosure to reflect contribution limits for 2023.

Response: The Company has updated the disclosure as requested.

41.  On the same page, in the section discussing “Required Minimum Distributions,” please also consider updating this disclosure for Secure 2.0, if applicable.

Response: The Company has updated the disclosure as requested.

42.  On p. B-3 of Appendix B, in the third example on the page in which the value of the Index relevant to the Index-Linked Interest Strategy increases by 40% and Asset Adjustment Reference Index rate increases by 25%, please reduce the 40% rate to a more reasonable historical performance.

Response: All examples that included an increase or decrease in the value of the Index relevant to the Index-Linked Interest Strategy of 40% have been replaced with examples that include an increase or decrease of 20%.

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In Item 24 of the comments provided by the Staff on January 18, 2023, the Staff requested a link to a publically available website describing each of the BofA MP Indexes. As the Company informed the Staff in its response to those comments on February 24, 2023, the website was still in development. That website is now live and available for the Staff’s review at bofamp.ml.com.

The Company believes that this letter addresses in full the Staff comments.

If you have any questions regarding the Company responses, please contact the undersigned at 212-383-0758 or at steveroth@eversheds-sutherland.com.

Sincerely,

/s/ Stephen E. Roth

cc:   Andrea Ottomanelli Magovern, Assistant Director

Matthew Williams, Senior Counsel

Jodi Ahlman, Fidelity & Guaranty Life Insurance Company

Scott H. Rothstein, Eversheds Sutherland LLP

SER/shr